Jersey Central Power & Light Company

300 Madison Avenue

Morristown, New Jersey 07962

April 9, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Cheryl Brown
Office of Energy & Transportation

Re:	Jersey Central Power & Light Company

Registration Statement on Form S-4

File No. 333-286328

Dear Ms. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Jersey Central Power & Light Company hereby requests acceleration of the effective date of the above-referenced Registration Statement so that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, on April 11, 2025, or as soon as practicable thereafter.

Please contact Erin E. Martin of Morgan, Lewis & Bockius LLP at (202) 739-3000 with any questions you may have concerning this request.

JERSEY CENTRAL POWER & LIGHT COMPANY

By:	/s/ Teresa Reed
Name: Teresa Reed
Title: Vice President, State Finance and Regulatory

cc:	Erin E. Martin, Esq. (Morgan, Lewis & Bockius LLP)